   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 23, 1998
                                                 REGISTRATION NO. 333-45683
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  -----------

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                  -----------

                            MOHAWK INDUSTRIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              52-1604305
     (State or other jurisdiction                 (I.R.S. Employer
   of incorporation or organization)           Identification Number)

                        160 SOUTH INDUSTRIAL BOULEVARD
                            CALHOUN, GEORGIA 30701
                                (706) 629-7721
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 DAVID L. KOLB
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            MOHAWK INDUSTRIES, INC.
                        160 SOUTH INDUSTRIAL BOULEVARD
                            CALHOUN, GEORGIA 30701
                                (706) 629-7721
(Name, address, including zip code, and telephone number, including area code, of agent for service)

     The Commission is requested to send copies of all communications to:

        ALEXANDER W. PATTERSON                   KRIS F. HEINZELMAN
          MICHAEL R. MCALEVEY                  CRAVATH, SWAINE & MOORE
           ALSTON & BIRD LLP                       WORLDWIDE PLAZA
          ONE ATLANTIC CENTER                     825 EIGHTH AVENUE
      1201 WEST PEACHTREE STREET            NEW YORK, NEW YORK 10019-7475
      ATLANTA, GEORGIA 30309-3424                  (212) 474-1000
            (404) 881-7000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [X]

                                  -----------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED FEBRUARY 23, 1998

                                4,100,000 Shares
                     [LOGO FOR MOHAWK INDUSTRIES APPEARS HERE]
                                  Common Stock
                                ($.01 par value)

                                   --------

 All of the 4,100,000  shares of common  stock, par value  $.01 per share  (the
  "Common  Stock"),  of  Mohawk  Industries,  Inc.,  a  Delaware   corporation
   ("Mohawk" or the  "Company"), offered  hereby (the  "Offering") are  being sold  by  the  Selling  Stockholder  named  herein  under  "The  Selling
     Stockholder." The Company will  not receive any  of the proceeds  from the sale of shares of the  Common Stock by the Selling  Stockholder, and the Company will bear certain expenses relating to the registration and sale of the shares of the Common Stock.

 The Common Stock is listed on the  New York Stock Exchange (the "NYSE") under the  symbol "MHK." On February  19, 1998, the  last reported sale price  of the Common Stock on  the NYSE Composite Tape was  $28.00 per share. See
     "Price Range of Common Stock and Dividend Policy."

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION,  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                   UNDERWRITING     PROCEEDS
                                         PRICE TO  DISCOUNTS AND TO THE SELLING
                                          PUBLIC    COMMISSIONS   STOCKHOLDER(1)
                                         --------- ------------- ---------------
Per Share...............................  $           $              $
Total(2)................................ $           $              $

(1) Before deduction of expenses payable by the Selling Stockholder estimated
    at $      . The Company will pay expenses relating to the Offering
    estimated at $         .

(2) The Selling Stockholder has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 400,000 additional shares solely to cover over-allotments of shares. If the
    option is exercised in full, the total Price to Public will be $      ,
    Underwriting Discounts and Commissions will be $      and Proceeds to the
    Selling Stockholder will be $     . See "The Selling Stockholder."

  The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares of Common
Stock offered hereby will be ready for delivery on or about February   , 1998,
against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON                              INVEMED ASSOCIATES, INC.

                      Prospectus dated February   , 1998.

                                  [PICTURES]

     [Six pictures containing various residential and commercial products manufactured and sold by the Company.]


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Company has filed a Registration Statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission (the "Commission"). Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange, Inc., and reports and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed by the Company with the Commission (File No. 0-19826) are incorporated in this Prospectus by reference:

  1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by the Company's Form 10-K/A filed on June 23, 1997.

  2. The Company's Quarterly Reports on Form 10-Q for the quarters ended September 27, 1997, June 28, 1997 and March 29, 1997.

  3. The Company's Current Reports on Form 8-K dated October 23, 1997 and February 5, 1998.

  4. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on January 29, 1992.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to the Secretary, Mohawk Industries, Inc., P. O. Box 12069, 160 South Industrial Boulevard, Calhoun, Georgia 30701, (706) 624-2253.

                                  THE COMPANY

  Mohawk Industries, Inc. (together with its subsidiaries, "Mohawk" or the "Company") is the second largest producer of woven and tufted broadloom carpet and rugs for residential and commercial applications in the world, with 1997 sales of approximately $1.9 billion. The Company designs, manufactures and markets broadloom carpet and rugs across a broad range of colors, textures and patterns, targeting all price points and emphasizing quality, style, performance and service. The Company is widely recognized through its premier brand names, including Aladdin, Alexander Smith, American Rug Craftsmen, Bigelow, Galaxy, Harbinger, Helios, Horizon, Karastan, Mohawk, and Mohawk Commercial. Products are marketed through all distribution channels, including carpet retailers, home centers, mass merchandisers, department stores, commercial dealers and commercial end users.

  Mohawk has implemented a coordinated marketing, operations and acquisition strategy designed to increase market share and achieve profitable growth through a focus on high quality, low cost production offered with superior service and at competitive prices. The key elements of the Company's strategy are highlighted below:

  Marketing Strategy: The Company's marketing strategy includes initiatives designed to more fully develop and support Mohawk's independent dealer base and increase demand for Mohawk's products. Key elements of Mohawk's marketing strategy are: (i) dedicating separate sales forces to each of its residential and commercial businesses; (ii) developing marketing programs with fiber manufacturers and carpet and rug dealers; (iii) using advertising and marketing programs to leverage the substantial brand equity of its products; and (iv) offering merchandising programs to retailers on a national level to support product sales and assist in expanding their businesses. The Company's goal is to be the one-stop supplier of choice for each of its residential and commercial customers.

  Operations Strategy: Mohawk's operations are vertically integrated from the extrusion of resin into fiber, to the conversion of fiber into yarn and to the manufacture and shipment of finished carpet and rugs. The Company's operating strategy is to be both highly efficient and cost effective in its manufacturing, marketing, distribution and administrative services. To this end, management has structured the Company's residential manufacturing operations (which account for approximately 80% of the Company's total operations) around a fiber conversion division, a yarn processing division and a carpet and rug manufacturing division. A new highly advanced management information system that monitors a transaction from the customer order through manufacturing to shipment of the finished product has allowed the Company to operate its separate facilities in a more integrated fashion, resulting in lower costs and increased operational efficiencies. In addition, the Company believes it provides superior product selection and availability and faster delivery through its hub-and-spoke distribution network consisting of nine regional warehouses and 31 smaller satellite distribution centers. These distribution centers are supplied and serviced by the Company's transportation division, which operates approximately 400 trucks and trailers.

  Growth and Acquisitions Strategy: The Company continues to explore growth and acquisition opportunities in both its existing carpet and rug businesses, as well as into complementary floorcoverings, such as hardwood, ceramic tile and laminates, where the Company has an opportunity to leverage its distribution and marketing infrastructure. Since its initial public offering in 1992 Mohawk has completed six major acquisitions, that collectively have: (i) broadened price points; (ii) increased vertical integration efforts; (iii) expanded distribution capabilities; and (iv) facilitated entry into niche businesses, such as rugs. The acquisitions have included Horizon Industries, Inc. ("Horizon") in October 1992, American Rug Craftsmen ("American Rug") in April 1993, the carpet and rug division of Fieldcrest Cannon, Inc. ("Karastan Bigelow") in July 1993, Aladdin Mills, Inc. ("Aladdin") in February 1994, Galaxy Carpet Mills, Inc. ("Galaxy") in January 1995 and certain assets of Diamond Rug and Carpet Mills, Inc. ("Diamond") in July 1997. All of these acquisitions have contributed to the Company's growth and profitability.

  Prior to 1995, Mohawk generally operated its acquired companies as separate divisions of the Company, not fully capturing all of the achievable manufacturing, marketing, distribution and administrative synergies. In 1995, the Company began to more fully integrate its residential divisions into one consolidated operation, focusing on four key areas: (i) enhanced manufacturing efficiencies, converting plants from a "brand name" orientation to a "product line" orientation; (ii) enhanced targeted marketing efforts, reorganizing its sales force to provide rapid response to changing regional customer needs;
(iii) enhanced distribution efficiencies, converting the Company's distribution strategy to Aladdin's hub-and-spoke distribution infrastructure; and (iv) reduced administrative overhead, removing duplicative positions and expenses at the division level and integrating management information systems. These efforts were largely responsible for the Company's operating margin improvement from 5.1% of net sales in 1995 to 7.9% of net sales in 1997, excluding nonrecurring charges.

  During the three-year period ended December 31, 1997, the Company spent approximately $212.2 million on capital expenditures, including $134.0 million for acquisitions of property, plant and equipment and $78.2 million for acquisitions of companies. The capital expenditures were incurred primarily to modernize and expand manufacturing facilities and equipment, emphasizing the Company's commitment to highest quality, lowest cost production. The Company anticipates capital expenditures, excluding potential acquisitions, to range between $60-$70 million per year in 1998 and 1999. The Company's capital projects are focused on reducing costs, improving productivity and increasing sales.

  On October 23, 1997, the Board of Directors of the Company declared a 3-for-2 stock split that was paid as a 50% stock dividend on December 4, 1997, to holders of record on November 4, 1997. Unless otherwise indicated, all share information in this Prospectus gives effect to this stock split. On December 16, 1997, the Common Stock began trading on the NYSE under the symbol "MHK." Prior to December 16, 1997, the Common Stock was traded on the Nasdaq Stock Market's National Market ("NNM") under the symbol "MOHK."

  The Company's principal manufacturing facilities are located in Georgia, Tennessee, South Carolina and North Carolina. The Company's headquarters are located at 160 South Industrial Boulevard, Calhoun, Georgia 30701, and its telephone number is (706) 629-7721.

                               ----------------

  This Prospectus contains and incorporates by reference certain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include the information concerning future financial performance, business prospects and growth and operating strategies and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates" or similar expressions. For those statements, Mohawk claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, in addition to those discussed elsewhere in this document and in the documents which are incorporated by reference, could affect the future results of Mohawk and could cause those results to differ materially from those expressed in the forward-looking statements: materially adverse changes in economic conditions generally in the carpet, rug and floor covering markets served by Mohawk; competition from other carpet, rug and floorcovering manufacturers; raw material prices; timing of capital expenditures; the successful integration of acquisitions including the challenges inherent in diverting Mohawk's management attention and resources from other strategic matters and from operational matters for an extended period of time; successful introduction of new products; and the continued rationalization of existing operations.

                              RECENT DEVELOPMENTS

  The following table sets forth, for the periods indicated, recent financial information of the Company:

                                    FOR THE THREE MONTHS   FOR THE YEARS ENDED
                                     ENDED DECEMBER 31,       DECEMBER 31,
                                    --------------------- ----------------------
                                      1996       1997       1996        1997
                                    --------  ----------- ---------  -----------
                                              (UNAUDITED)            (UNAUDITED)
                                     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                                      DATA)
Net sales.........................  $461,505    516,118   1,779,389   1,901,352
Operating income--before
 nonrecurring items...............  $ 33,856     45,352     123,173     149,659
 Percentage of net sales..........       7.3%       8.8%        6.9%        7.9%
Operating income--after
 nonrecurring items...............  $ 31,446     37,252     119,413     141,559
 Percentage of net sales..........       6.8%       7.2%        6.7%        7.5%
Net earnings--before nonrecurring
 items............................  $ 13,867     24,224      51,280      72,931
 Percentage of net sales..........       3.0%       4.7%        2.9%        3.8%
Net earnings--after nonrecurring
 items............................  $ 12,517     19,323      49,050      68,030
 Percentage of net sales..........       2.7%       3.7%        2.8%        3.6%
Diluted earnings per share--before
 nonrecurring items...............  $   0.27       0.46        0.99        1.39
Diluted earnings per share--after
 nonrecurring items...............  $   0.24       0.37        0.95        1.30

  Net earnings, before nonrecurring charges, for the fourth quarter of 1997 increased approximately 75% to $24.2 million, or $0.46 diluted earnings per share, from net earnings, before nonrecurring charges, of $13.9 million, or $0.27 diluted earnings per share, for the fourth quarter of 1996. After the nonrecurring charges, net earnings were $19.3 million, or $0.37 diluted earnings per share, in 1997 as compared to $12.5 million or $0.24 diluted earnings per share in 1996. This quarter-to-quarter improvement in net earnings is primarily attributable to higher sales, lower selling, general and administrative expenses and lower interest expense. Net sales for the fourth quarter of 1997 increased 12% to $516.1 million from net sales of $461.5 million for the fourth quarter of 1996. The quarter-to-quarter net sales comparison was favorably affected by strong customer acceptance of new product introductions, expansion of residential warehousing operations and further refinement of the sales organization to achieve better regional customer focus, all of which the Company believes resulted in an overall gain in market share. Gross profit for the fourth quarter of 1997 increased 10% to $119.4 million, or 23.1% of net sales, from gross profit of $108.1 million, or 23.4% of net sales, for the fourth quarter of 1996. Selling, general and administrative expenses were $74.1 million, or 14.4% of net sales, in 1997 as compared to $74.2 million, or 16.1% of net sales, in 1996. The improvement in selling, general and administrative expenses is primarily attributable to lower administrative, bad debt and sample expenses. Interest expense was lower in 1997 as a result of reduced levels of debt.

  Net earnings, before nonrecurring charges, in 1997 increased 42% to $72.9 million, or $1.39 diluted earnings per share, from net earnings, before nonrecurring charges, of $51.3 million, or $0.99 diluted earnings per share, in 1996. After nonrecurring charges, net earnings were $68.0 million, or $1.30 diluted earnings per share, in 1997 as compared to $49.1 million or $0.95 diluted earnings per share in 1996. This year-to-year improvement in net earnings is primarily attributable to higher sales, lower selling, general and administrative expenses and lower interest expense. Net sales in 1997 increased 7% to $1.9 billion from net sales of $1.8 billion in 1996. The year-to-year net sales comparison was favorably affected by strong customer acceptance of new product introductions, expansion of residential warehousing operations, further refinement of the sales organization to achieve better regional customer focus and competitive changes in the retail segment of the industry, all of which the Company believes resulted in an overall gain in market share. Gross profit in 1997 increased to $436.7 million, or 23.0% of net sales, from gross profit of $407.4 million, or 22.9% of net sales, in 1996. Selling, general and administrative expenses were $287.0 million, or 15.1% of net sales, in 1997 as compared to $284.2 million, or 16.0% of net sales, in 1996. The improvement in selling, general and administrative expenses is primarily attributable to lower administrative, bad debt and sample expenses. Interest expense was lower in 1997 as a result of reduced levels of debt.

  The nonrecurring charges in 1997 included a charge of $5.5 million related to a write-down of the carrying value of assets held for sale and a charge of $2.6 million for income tax reimbursements to certain executives related to the exercise of stock options pursuant to certain stock option agreements executed in 1988 and 1989. The nonrecurring charges in 1996 included a charge of $3.1 million ($1.7 million in the fourth quarter) related to a write-down of the carrying value of assets held for sale and a fourth quarter charge of $700,000 for restructuring costs.



                            THE SELLING STOCKHOLDER

  All of the shares of Common Stock offered hereby are being sold by Aladdin Partners, L.P. ("Aladdin Partners") in order to meet diversification and estate planning objectives. Aladdin Partners is a Georgia limited partnership that was formed to hold shares of Common Stock received by certain former shareholders of Aladdin in connection with the merger of Aladdin with the Company in 1994 (the "Aladdin Merger"). Mr. Alan Lorberbaum, a director of the Company since 1994, is a director of and owns 72.3% of ASL Management Corp., the majority general partner of Aladdin Partners. As of February 19, 1998 Aladdin Partners owned 27.6% of the Common Stock outstanding. Upon completion of the Offering, Aladdin Partners will own 10,300,000 shares of Common Stock, representing approximately 19.7% of the total shares of Common Stock outstanding. See "Principal and Selling Stockholders." If the Underwriters' over-allotment option is exercised in full, Aladdin Partners will own 9,900,000 shares of Common Stock, representing approximately 19.0% of the total shares of Common Stock outstanding.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  On December 16, 1997, the Common Stock began trading on the NYSE under the symbol "MHK." From the time of the Company's initial public offering in April 1992 until December 15, 1997, the Common Stock was listed on the NNM under the symbol "MOHK." The table below sets forth, for the fiscal quarters indicated, the high and low sale prices of the Common Stock as reported on either the NNM or the NYSE Composite Tape, as applicable.

                                                                   HIGH   LOW
                                                                  ------ ------
   1996
    First Quarter................................................ $11.00   8.33
    Second Quarter...............................................  12.25   8.83
    Third Quarter................................................  17.42  10.92
    Fourth Quarter...............................................  18.58  13.75
   1997
    First Quarter................................................ $18.67  13.92
    Second Quarter...............................................  17.33  12.92
    Third Quarter................................................  18.29  14.58
    Fourth Quarter...............................................  22.00  17.75
   1998
    First Quarter (through February 19, 1998).................... $28.44  20.50

  On February 19, 1998, the last reported sale price of the Common Stock was $28.00. As of February 19, 1998, there were approximately 425 holders of record of the Common Stock.

  The Company has not paid or declared any cash dividends on shares of its Common Stock since completing its initial public offering. The Company's policy is to retain all net earnings for reinvestment in the development of its business, and it does not anticipate paying cash dividends on the Common Stock in the foreseeable future. The payment of future cash dividends will be at the sole discretion of the Company's Board of Directors and will depend upon the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. The payment of cash dividends is limited by certain covenants in various of the Company's loan agreements.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale by the Selling Stockholder of the shares of Common Stock in the Offering.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at September 27, 1997. This presentation should be read in conjunction with the Consolidated Financial Statements and Notes thereto incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                  AS OF
                                                            SEPTEMBER 27, 1997
                                                            ------------------
                                                              (IN THOUSANDS)
                                                               (UNAUDITED)
   Short-term debt (including current portion of long-term
    debt)..................................................      $ 21,772
                                                                 --------
   Long-term debt (excluding current portion):
    Revolving credit facility..............................        80,000
    8.46% senior notes.....................................       100,000
    7.14-7.23% senior notes................................        66,111
    8.48% term loans.......................................        28,572
    7.58% senior notes.....................................         7,143
    Other debt.............................................        21,090
                                                                 --------
     Total long-term debt..................................       302,916
                                                                 --------
   Stockholders' equity....................................       384,946
                                                                 --------
     Total capitalization..................................      $709,634
                                                                 ========

                            SELECTED FINANCIAL DATA

  The following table sets forth the selected financial data of the Company for the periods indicated, derived from the consolidated financial statements of the Company. The Company's consolidated financial statements as of and for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The information as of and for the nine-month periods ended September 28, 1996 and September 27, 1997 has been derived from the unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of operations for the unaudited interim periods. The results of operations for the nine-month periods ended September 28, 1996 and September 27, 1997 are not necessarily indicative of the results of operations for a full year. On October 23, 1992, the Company acquired all of the outstanding common stock of Horizon. The operating results of Horizon are included in the Company's 1992 consolidated statement of earnings from the date of its acquisition. On April 30, 1993, the Company acquired all of the common stock of American Rug. On July 30, 1993, the Company purchased the net assets of Karastan Bigelow. The operating results of American Rug and Karastan Bigelow are included in the Company's 1993 consolidated statement of earnings from their respective acquisition dates. Each of the acquisitions of Horizon, American Rug and Karastan Bigelow was recorded using the purchase method of accounting. On February 25, 1994, the Company exchanged 20,343,336 shares of Common Stock for all of the outstanding shares of Aladdin common stock in a transaction recorded using the pooling-of-interests basis of accounting. All financial data were restated to include the accounts and results of operations of Aladdin. On January 13, 1995, the Company acquired all of the outstanding capital stock of Galaxy. The operating results of Galaxy are included in the Company's 1995 consolidated statement of earnings from the date of its acquisition. The acquisition of Galaxy was recorded using the purchase method of accounting. On July 23, 1997, the Company acquired certain assets of Diamond and other assets owned by Diamond's principal shareholders. The results of Diamond are included in the Company's 1997 consolidated statement of earnings from the date of its acquisition. The acquisition was accounted for under the purchase method of accounting. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere or incorporated by reference herein.

                                                                            AT OR FOR THE NINE
                                                                               MONTHS ENDED
                                                                            -------------------
                               AT OR FOR THE YEARS ENDED DECEMBER 31,
                          ------------------------------------------------- SEPT. 28, SEPT. 27,
                            1992     1993       1994      1995      1996      1996      1997
                          -------- ---------  --------- --------- --------- --------- ---------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS
 DATA:
Net sales...............  $760,954 1,188,186  1,437,540 1,648,517 1,779,389 1,317,884 1,385,234
Cost of sales (a).......   585,698   917,824  1,107,890 1,281,887 1,372,022 1,018,590 1,067,999
                          -------- ---------  --------- --------- --------- --------- ---------
 Gross profit...........   175,256   270,362    329,650   366,630   407,367   299,294   317,235
Selling, general and
 administrative
 expenses...............   114,102   185,135    231,184   282,451   284,194   209,977   212,928
Restructuring costs (b).       --      2,363        --      8,439       700       --        --
Carrying value reduction
 of property, plant and
 equipment (c)..........       --        --         --     23,711     3,060     1,350       --
Compensation expense for
 stock option
 exercises (d)..........       --        --         --      4,000       --        --        --
                          -------- ---------  --------- --------- --------- --------- ---------
 Operating income.......    61,154    82,864     98,466    48,029   119,413    87,967   104,307
                          -------- ---------  --------- --------- --------- --------- ---------
Interest expense........     9,222    18,029     27,112    34,998    31,486    25,126    21,543
Acquisition costs--
 Aladdin pooling (e)....       --        --      10,201       --        --        --        --
Other expense, net......     1,242     2,659      2,987     2,570     5,202     2,464     2,256
Gain on insurance claim
 (a)....................       --     (4,746)       --        --        --        --        --
                          -------- ---------  --------- --------- --------- --------- ---------
                            10,464    15,942     40,300    37,568    36,688    27,590    23,799
                          -------- ---------  --------- --------- --------- --------- ---------
 Earnings before income
  taxes and
  extraordinary charge..    50,690    66,922     58,166    10,461    82,725    60,377    80,508
Income taxes (f)........    20,312    27,399     25,159     4,049    33,675    23,844    31,801
                          -------- ---------  --------- --------- --------- --------- ---------
 Earnings before
  extraordinary charge..    30,378    39,523     33,007     6,412    49,050    36,533    48,707
Extraordinary charge
 (g)....................     3,568       --         --        --        --        --        --
                          -------- ---------  --------- --------- --------- --------- ---------
 Net earnings...........    26,810    39,523     33,007     6,412    49,050    36,533    48,707
Preferred stock
 dividends..............       132       --         --        --        --        --        --
                          -------- ---------  --------- --------- --------- --------- ---------
 Net earnings after
  preferred stock
  dividends.............  $ 26,678    39,523     33,007     6,412    49,050    36,533    48,707
                          ======== =========  ========= ========= ========= ========= =========
Earnings per common and
 common equivalent share
 before extraordinary
 charge (h) (i).........  $   0.70      0.80       0.66      0.13      0.95      0.71      0.93
                          ======== =========  ========= ========= ========= ========= =========
Net earnings per common
 and common equivalent
 share (h) (i)..........  $   0.62      0.80       0.66      0.13      0.95      0.71      0.93
                          ======== =========  ========= ========= ========= ========= =========
Weighted average common
 and common equivalent
 shares outstanding (h)
 (i)....................    42,911    49,664     50,061    50,435    51,849    51,719    52,316
                          ======== =========  ========= ========= ========= ========= =========
BALANCE SHEET DATA:
Working capital.........  $143,831   198,735    292,163   244,800   311,698   340,634   319,067
Total assets............   477,669   776,424    854,779   903,152   954,349 1,024,893   992,764
Short-term note payable.       --        --         --     50,000    21,200    21,200       --
Long-term debt
 (including current
 portion)...............   175,347   328,469    399,377   353,037   366,380   421,533   324,688
Stockholders' equity....   147,938   229,992    264,018   274,903   333,199   319,867   384,946

--------
Notes on following page

(a) Certain of the Company's facilities suffered damage during a March 1993 blizzard, and the Company finalized settlement of the insurance claim during the first quarter of 1994. The Company recorded reductions of $6.0 million in cost of sales in each of 1993 and 1994 for reimbursements of business interruption costs and $4.7 million in other income in 1993 related to gains on fixed asset replacements.
(b) During 1995 and 1996, the Company recorded pre-tax restructuring costs of $8.4 million and $0.7 million, respectively, related to closings of certain mills which had their operations consolidated into other Mohawk facilities. During 1993, the Company recorded pre-tax restructuring costs of $2.4 million related to the closing of a woven carpet manufacturing operation and the relocation and consolidation of this operation with a facility acquired in the purchase of Karastan Bigelow.
(c) During 1995, the Company adopted FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of January 1, 1995. A charge of $23.7 million was recorded for the reduction of the carrying value of property, plant and equipment at certain mills. During 1996, the Company recorded a charge of $3.1 million ($1.4 million in the third quarter) arising from the write-down of property, plant and equipment to be disposed of related to the closing of a manufacturing facility in 1996 and a revision in the estimate of fair value of certain property, plant and equipment based on current market conditions related to mill closings in 1995.
(d) The Company recorded a charge of $4.0 million for income tax reimbursements to be made to certain executives related to the exercise of stock options granted in 1988 and 1989 in connection with the Company's 1988 leveraged buy-out.
(e) The Company recorded a charge of $10.2 million in 1994 for transaction expenses related to the Aladdin Merger that were incurred during the first quarter of 1994.
(f) During 1994, the Company reduced income tax expense by $2.0 million to reflect a reduction in its effective tax rate and certain other changes in the Company's federal and state income tax status.
(g) The extraordinary charge in 1992 relates to (i) redemption premiums and prepayment penalties on certain indebtedness that was redeemed or repaid with the proceeds from the Company's initial public offering and (ii) the write-off of deferred loan costs associated with the former credit agreement, which was replaced with a new credit agreement after the initial public offering.
(h) The Board of Directors declared a 3-for-2 stock split on October 23, 1997, that was paid as a 50% stock dividend on December 4, 1997 to holders of record on November 4, 1997. Earnings per common share and weighted average common share data have been restated to reflect the stock split.
(i) The Company adopted FAS No. 128, "Earnings per Share" in the fourth quarter of 1997. The statement requires the Company to present basic earnings per share and diluted earnings per share in its financial statements and to restate prior periods to conform to the new presentation. The periods presented in the Selected Financial Data have not been restated to conform to FAS No. 128

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

GENERAL

  During the three-year period ended December 31, 1996 and the nine-month period ended September 27, 1997, the Company continued to experience significant growth both internally and through acquisitions. In February 1994, the Company exchanged approximately 20.4 million shares of Common Stock, valued at $386.5 million (based upon the closing price of the Common Stock at December 3, 1993, the date the agreement was entered into by Mohawk, Aladdin and the shareholders of Aladdin), for all of the outstanding shares of Aladdin common stock in a merger accounted for using the pooling-of-interests basis of accounting. All financial data included in the Company's historical consolidated financial statements were restated to include the accounts and results of operations of Aladdin. In January 1995, the Company acquired all of the issued and outstanding capital stock of Galaxy for $42.2 million in cash in a business combination accounted for using the purchase method of accounting.

  On July 23, 1997, the Company acquired certain assets of Diamond and other assets owned by Diamond's principal shareholders for approximately $36.0 million, which consisted of $19.6 million in cash at closing, $7.0 million in cash over the six-month period following closing and a $9.4 million note payable in seven annual installments of principal plus interest at 6%. The acquisition was accomplished through a plan of reorganization filed by Diamond under Chapter 11 of the United States Bankruptcy Code and was financed primarily through existing credit facilities.

  These acquisitions have created other opportunities to enhance Mohawk's operations by: (i) broadening price points; (ii) increasing vertical integration efforts; (iii) expanding distribution capabilities; and
(iv) facilitating entry into niche businesses, such as rugs.

  On October 23, 1997, the Board of Directors of the Company declared a 3-for-2 stock split that was paid as a 50% stock dividend on December 4, 1997 to holders of record on November 4, 1997. Unless otherwise indicated, all share information included in this Prospectus gives effect to this stock split.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the percentage of net sales of certain items in the Company's consolidated statements of earnings:

                                  YEARS ENDED DECEMBER 31     NINE MONTHS ENDED
                                  -------------------------  -------------------
                                                             SEPT. 28, SEPT. 27,
                                   1994     1995     1996      1996      1997
                                  -------  -------  -------  --------- ---------
Net sales.......................    100.0%   100.0%   100.0%   100.0%    100.0%
Cost of sales...................     77.1     77.8     77.1     77.3      77.1
                                  -------  -------  -------    -----     -----
  Gross profit..................     22.9     22.2     22.9     22.7      22.9
Selling, general and administra-
 tive expenses..................     16.1     17.1     15.9     15.9      15.4
Restructuring costs.............      --       0.5      0.1      --        --
Carrying value reduction of
 property, plant & equipment....      --       1.4      0.2      0.1       --
Compensation expense for stock
 option exercises...............      --       0.3      --       --        --
                                  -------  -------  -------    -----     -----
  Operating income..............      6.8      2.9      6.7      6.7       7.5
Interest expense................      1.9      2.1      1.8      1.9       1.5
Acquisition costs-Aladdin pool-
 ing............................      0.7      --       --       --        --
Other expense, net..............      0.2      0.2      0.3      0.2       0.2
                                  -------  -------  -------    -----     -----
  Earnings before income taxes..      4.0      0.6      4.6      4.6       5.8
Income taxes....................      1.7      0.2      1.8      1.8       2.3
                                  -------  -------  -------    -----     -----
  Net earnings..................      2.3%     0.4%     2.8%     2.8%      3.5%
                                  =======  =======  =======    =====     =====

NINE MONTHS ENDED SEPTEMBER 27, 1997 AS COMPARED WITH NINE MONTHS ENDED SEPTEMBER 28, 1996

  Net sales for the first nine months ended September 27, 1997 were $1,385.2 million, which represented an increase of 5% from the $1,317.9 million reported for the first nine months of 1996. This sales increase resulted from incremental sales from the acquisition of certain assets of Diamond and a gain in market share which the Company believes resulted from continued strong support of its independent dealer base and strong overall acceptance of Mohawk products.

  Gross profit for the first nine months of 1997 was $317.2 million (22.9% of net sales). In the first nine months of 1996, gross profit was $299.3 million (22.7% of net sales).

  Selling, general and administrative expenses for the first nine months of 1997 were $212.9 million (15.4% of net sales) compared to $210.0 million (15.9% of net sales) for the first nine months of 1996. The percentage decrease was primarily due to lower sample and bad debt expense in the first nine months of 1997.

  Interest expense for the first nine months of 1997 was $21.5 million compared to $25.1 million in the first nine months of 1996. The primary factor for the decrease was a reduction in debt levels in the first nine months of 1997 as compared to the first nine months of 1996.

  In the first nine months of 1997, income tax expense was $31.8 million, compared to $23.8 million in the first nine months of 1996, or 39.5% of earnings before income taxes for both periods.

YEAR ENDED DECEMBER 31, 1996 AS COMPARED WITH YEAR ENDED DECEMBER 31, 1995

  Net sales for the year ended December 31, 1996 were $1,779.4 million, reflecting an increase of $130.9 million, or 8%, over the $1,648.5 million reported in the year ended December 31, 1995. This sales increase was attributable to an improvement in the Company's market share which the Company believes primarily resulted from competitive changes in the distribution segment of the industry, Mohawk's realignment of its residential sales forces under a regional structure, and Mohawk's strong product lines. The Company experienced a significant increase in unit shipments as a result of these factors with average net selling prices remaining flat as compared to 1995.

  Quarterly net sales and the percentage changes in net sales by quarter for 1995 versus 1996 were as follows (dollars in thousands):

                                                        1995      1996    CHANGE
                                                     ---------- --------- ------
First Quarter....................................... $  378,761   380,478   0.5%
Second Quarter......................................    429,241   470,867   9.7
Third Quarter.......................................    425,594   466,539   9.6
Fourth Quarter......................................    414,921   461,505  11.2
                                                     ---------- ---------  ----
Total Year.......................................... $1,648,517 1,779,389   8.0%
                                                     ========== =========  ====

  Gross profit for 1996 was $407.4 million (22.9% of net sales) and represented an increase over the gross profit of $366.6 million (22.2% of net sales) for 1995. Gross profit dollars for 1996 were impacted favorably by manufacturing improvements from restructuring and consolidating the residential operations, higher production levels resulting in better absorption of fixed costs, a reduction in certain raw material prices and manufacturing improvements in other divisions. The manufacturing consolidations include the closing of five residential manufacturing facilities during 1995 as well as the realignment of the remaining residential mills to better use the strengths of each mill. The Company's integration of its manufacturing, distribution and information systems areas progressed as planned and contributed to the margin improvement.

  Selling, general and administrative expenses for 1996 were $284.2 million (16.0% of net sales) compared to $282.5 million (17.1% of net sales) for 1995. Selling, general and administrative expenses as a percentage of net sales decreased primarily due to better control of discretionary spending and better leveraging of costs on strong sales growth.

  During 1996, the Company recorded nonrecurring charges of (i) $3.1 million which included $0.9 million primarily to reduce the carrying value of certain assets related to the decision to close a spinning mill in Belton, South Carolina and $2.2 million primarily arising from a revision in the estimate of the fair value of certain land and buildings that were sold in 1996 and (ii) $0.7 million related to restructuring costs for the Belton spinning mill closing.

  The Company recorded restructuring costs of $8.4 million during 1995 related to certain mill closings whose operations were consolidated into other Mohawk facilities. The after-tax effect of these costs was $5.2 million or $0.10 per share.

  During 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" as of January 1, 1995. An impairment loss of $23.7 million was recorded for the write-down of property, plant and equipment at certain mills. The after-tax effect of the impairment loss was $14.5 million or $0.29 per share.

  A one-time charge of $4.0 million was recorded during 1995 for income tax reimbursements to be made to certain executives for the exercise of stock options. The income tax reimbursements were recorded in connection with stock options granted in 1988 and 1989 related to the Company's 1988 leveraged buyout. The agreements allow the Company to receive an income tax benefit on its tax return for the tax effect of the taxable compensation provided to the individuals upon exercise of these options. Such income tax benefit resulted in a direct increase in stockholders' equity.

  Interest expense for 1996 was $31.5 million compared to $35.0 million in 1995. The primary factors contributing to the decrease were a reduction in debt levels and lower interest rates on the Company's revolving credit agreement.

  In 1996, income tax expense was $33.7 million, or 40.7% of earnings before income taxes. In 1995, income tax expense was $4.0 million, representing 38.7% of earnings before income taxes. The primary reason for the lower effective tax rate in 1995 was certain nonrecurring deductions that were treated as permanent differences in 1995.

YEAR ENDED DECEMBER 31, 1995 AS COMPARED WITH YEAR ENDED DECEMBER 31, 1994

  Net sales for the year ended December 31, 1995 were $1,648.5 million, reflecting an increase of $211.0 million, or 14.7%, over the $1,437.5 million reported in the year ended December 31, 1994. This sales increase was attributable primarily to increased unit shipments of broadloom carpet and rugs during 1995 as a result of the acquisition of Galaxy as well as internal growth by Aladdin and American Rug. The sales volume increase was partially offset by a decrease in average net selling prices resulting from soft market conditions, related to slow housing starts and resales in 1995, all of which increased competitive pressures in the industry.

  Quarterly net sales and the percentage changes in net sales by quarter for 1994 versus 1995 were as follows (dollars in thousands):

                                                        1994      1995    CHANGE
                                                     ---------- --------- ------
First Quarter....................................... $  327,025   378,761  15.8%
Second Quarter......................................    370,749   429,241  15.8
Third Quarter.......................................    377,484   425,594  12.7
Fourth Quarter......................................    362,282   414,921  14.5
                                                     ---------- ---------  ----
  Total Year........................................ $1,437,540 1,648,517  14.7%
                                                     ========== =========  ====

  Gross profit for 1995 was $366.6 million (22.2% of net sales) and represented an increase over the gross profit of $329.7 million (22.9% of net sales) for 1994. Gross profit dollars for 1995 were impacted favorably by the acquisition of Galaxy and the internal growth of Aladdin and American Rug. The Company's gross profit was negatively impacted during 1995 as a result of industry-wide raw material price increases in polypropylene-based materials. In addition to the cost pressures, soft market conditions increased competitive pressures in the industry during 1995. The Company recorded a pre-tax reduction of $6.0 million in cost of sales in 1994 for the final reimbursement of business interruption costs related to the insurance claim for property damage suffered in a March 1993 blizzard.

  Selling, general and administrative expenses for 1995 were $282.5 million (17.1% of net sales) compared to $231.2 million (16.1% of net sales) for 1994. Selling, general and administrative expenses in dollars and as a percentage of net sales increased primarily due to higher bad debt expense resulting from the write-off of some large customers that filed for protection under bankruptcy laws in 1995, and increased sample costs.

  The Company recorded restructuring costs of $8.4 million during 1995 related to certain mill closings whose operations have been consolidated into other Mohawk facilities. The after-tax effect of these costs was $5.2 million or $0.10 per share.

  During 1995, the Company adopted Financial Accounting Standards No. 121 as of January 1, 1995. An impairment loss of $23.7 million was recorded for the write-down of property, plant and equipment at certain mills. The after-tax effect of the impairment loss was $14.5 million, or $0.29 per share.

  The Company recorded a charge of $4.0 million during 1995 for income tax reimbursements to be made to certain executives for the exercise of stock options. The income tax reimbursements were recorded in connection with stock options granted in 1988 and 1989 related to the Company's 1988 leveraged buyout. The agreements allow the Company to receive an income tax benefit on its tax return for the tax effect of the taxable compensation provided to the individuals upon exercise of these options. Such income tax benefit resulted in a direct increase in stockholders' equity.

  Interest expense for 1995 was $35.0 million compared to $27.1 million in 1994. Factors causing the increased interest expense were additional debt required to finance capital expenditures in 1995 to expand production capacity, and additional debt that was incurred in January 1995 to finance the acquisition of Galaxy.

  During 1994, the Company recorded a one-time non-operating charge of $10.2 million for transaction expenses related to the acquisition of Aladdin.

  In 1995, income tax expense was $4.0 million, or 38.7% of earnings before income taxes. In 1994, income tax expense was $25.2 million, representing 43.3% of earnings before income taxes. The Company did not record an income tax benefit for a significant portion of the $10.2 million one-time charge resulting in a higher effective tax rate during 1994. During 1994, the Company reduced income tax expense by $2.0 million to reflect a reduction in its effective tax rate and certain other changes in the Company's federal and state income tax status.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary capital requirements are for working capital, capital expenditures and acquisitions. The Company's working capital needs are met through a combination of internally generated funds, bank credit lines and credit terms from suppliers.

  The level of accounts receivable increased from $215.6 million at the beginning of 1997 to $253.8 million at September 27, 1997. The $38.2 million increase resulted primarily from seasonally higher sales volume in the third quarter as compared to the end of 1996. Inventories rose from $302.8 million at the beginning of 1997 to $316.3 million at September 27, 1997, due to requirements to meet seasonal customer demand.

  Capital expenditures totaled $63.3 million and $55.6 million during the year ended December 31, 1996 and the nine-month period ended September 27, 1997, respectively. Capital expenditures for 1996 include $21.2 million of equipment used primarily for the extrusion of polypropylene yarn acquired from Fiber One in a noncash transaction in exchange for a promissory note due in April 1997. The promissory note paid interest at a variable rate that ranged from 0.25% to 0.875% above LIBOR and was paid in full in January 1997. Capital expenditures for 1997 include $36.0 million for the purchase of certain assets from Diamond. The capital expenditures made during 1996 and 1997 were incurred primarily to modernize and expand manufacturing facilities and equipment. The Company's capital projects are primarily focused on increasing capacity, improving productivity and reducing costs. Capital expenditures for Mohawk, including the $21.2 million of polypropylene extrusion equipment purchased from Fiber One, have totaled $180.3 million over the three years ended December 31, 1996. Capital spending for the remainder of 1997 is expected to range from $10.0 million to $15.0 million, the majority of which will be used to purchase equipment to increase production capacity and productivity.

  On June 6, 1996, the Company amended and restated its revolving credit agreement to decrease its credit availability from $300 million to $250 million due to decreasing external financing needs. At December 31, 1996, the Company had $127.2 million of unused credit availability under its revolving credit line. The credit agreement's interest rate either (i) ranges from 0.25% to 0.875% above LIBOR, depending upon the Company's performance measured against specific coverage ratios, or (ii) is the prime rate. The credit agreement contains customary financial and other covenants and restricts cumulative dividend payments to $10.0 million as adjusted based on the Company's performance and dividend payments. The Company must pay an annual facility fee ranging from .0015 to .0025 of the total credit commitment, depending upon the Company's performance measured against specific coverage ratios, under the revolving credit line.

  On April 15, 1997, the Company further amended and restated its revolving credit agreement to provide for an interest rate of either (i) LIBOR plus 0.2% to 0.5%, depending upon the Company's performance measured against certain financial ratios, or (ii) the prime rate less 1.0%. Additionally, the termination date of the credit agreement was extended to May 15, 2002. At September 27, 1997, the Company had $170.0 million of unused credit availability under its revolving credit line.

IMPACT OF INFLATION

  Inflation affects the Company's manufacturing costs and operating expenses. The carpet industry has experienced moderate inflation in the prices of raw materials and outside processing for the last three years. The Company has generally passed along nylon fiber price increases to its customers.

SEASONALITY

  The carpet business is seasonal, with the Company's second, third and fourth quarters typically producing higher net sales and operating income. By comparison, results for the first quarter tend to be the weakest. This seasonality is primarily attributable to consumer residential spending patterns and higher installation levels during the spring and summer months.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth, as of February 19, 1998, certain information with respect to the beneficial ownership of the Common Stock prior to the Offering and after the Offering (assuming no exercise of the Underwriters' over-allotment option), by (i) each person who is known by the Company beneficially to own more than five percent of the outstanding shares of the Common Stock, (ii) each of the Company's directors, (iii) each of the Chief Executive Officer and the Company's four most highly compensated officers other than the Chief Executive Officer who were serving as executive officers at the end of the most recently completed fiscal year and (iv) all of the Company's directors and executive officers as a group. Unless otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

                                      SHARES                       SHARES
                                   BENEFICIALLY     SHARES      BENEFICIALLY
                                OWNED PRIOR TO THE   BEING    OWNED AFTER THE
                                     OFFERING       OFFERED       OFFERING
                                ------------------ --------- ------------------
             NAME                 NUMBER   PERCENT             NUMBER   PERCENT
             ----               ---------- -------           ---------- -------
Alan S. Lorberbaum(a).......... 18,292,979  35.0%  4,100,000 14,192,979  27.2%
Aladdin Partners(b)............ 14,400,000  27.6   4,100,000 10,300,000  19.7
399 Venture Partners, Inc.(c)..  6,828,787  13.1         --   6,828,787  13.1
The Equitable Companies Incor-
 porated, et al(d).............  6,447,900  12.3         --   6,447,900  12.3
David L. Kolb(e)...............  1,135,471   2.2         --   1,135,471   2.2
Jeffrey S. Lorberbaum(f).......    647,126   1.2         --     647,126   1.2
Frank A. Procopio(g)...........    391,462     *         --     391,462     *
Bruce C. Bruckmann(h)..........    270,871     *         --     270,871     *
John D. Swift(i)...............    108,875     *         --     108,875     *
Leo Benatar(j).................     25,975     *         --      25,975     *
William B. Kilbride(k).........     18,225     *         --      18,225     *
Larry W. McCurdy(j)............     19,431     *         --      19,431     *
Robert N. Pokelwaldt(j)........     19,431     *         --      19,431     *
All directors and executive
 officers as a group
 (10 persons).................. 20,929,846  40.0   4,100,000 16,829,846  32.2

--------
  * Less than one percent.
(a) The address of Mr. Alan Lorberbaum is 2001 Antioch Road, Dalton, Georgia 30721. Includes 14,400,000 shares held by Aladdin Partners prior to the Offering and 10,300,000 shares held by Aladdin Partners after the Offering with respect to which Mr. Lorberbaum may be deemed to share voting and investment power. Mr. Lorberbaum is a director and owner of 72.3% of ASL Management Corp., the majority general partner of Aladdin Partners. Mr. Lorberbaum disclaims beneficial ownership of the shares held by Aladdin Partners.
(b) The address of Aladdin Partners is 822 Atkinson Drive, Dalton, Georgia 30720. ASL Management Corp. is the majority general partner of Aladdin Partners and shares voting and investment power with respect to these shares. The address of ASL Management Corp. is 822 Atkinson Drive, Dalton, Georgia 30720. Mrs. Shirley Lorberbaum is a director and owner of 27.7% of ASL Management Corp., and, as a result of such positions, may be deemed to share voting and investment power with respect to these shares.
    Mrs. Lorberbaum is the wife of Mr. Alan Lorberbaum. The address of Mrs. Lorberbaum is 2001 Antioch Road, Dalton, Georgia 30721. Mr. Barry L. Hoffman is a director of ASL Management Corp. and, as a result of such position, may be deemed to share voting and investment power with respect to these shares. Excludes 4,500 shares owned of record by Mr. Hoffman in his individual capacity. The business address of Mr. Hoffman is Joseph Decosimo & Company, 1100 Tallman Building, The Union Square, Chattanooga, Tennessee 37402. Each of ASL Management Corp., Mrs. Lorberbaum and Mr. Hoffman disclaim beneficial ownership of the shares held by Aladdin Partners.
(c) The address of 399 Venture Partners, Inc. is 399 Park Avenue, New York, New York 10043.
(d) Based upon an amended Schedule 13G dated May 12, 1997 jointly filed with the Commission by The Equitable Companies Incorporated; AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle.

    Alpha Assurances I.A.R.D. Mutuelle, Alpha Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, as a group (the "Mutuelles AXA"); and AXA. The address of The Equitable Companies Incorporated is 787 Seventh Avenue, New York, New York 10019. Each of the Mutuelles AXA, as a group, and AXA disclaim beneficial ownership of these shares.
(e) Includes 22,500 shares issuable upon the exercise of currently vested options and 146 shares owned pursuant to the Company's 401(k) plan.
(f) Includes 30,000 shares issuable upon the exercise of currently vested options. Excludes 14,400,000 shares held by Aladdin Partners prior to the Offering and 10,300,000 shares held by Aladdin Partners after the Offering. Mr. Jeffrey Lorberbaum is a minority general partner of Aladdin Partners. Mr. Lorberbaum disclaims beneficial ownership of the shares held by Aladdin Partners.
(g) Includes 3,000 shares issuable upon the exercise of currently vested options.
(h) Includes 15,750 shares issuable upon the exercise of currently vested options and 1,300 shares held jointly with his spouse.
(i) Includes 8,000 shares owned pursuant to the Company's 401(k) plan.
(j) Includes 15,750 shares issuable upon the exercise of currently vested options.
(k) Includes 18,000 shares issuable upon the exercise of currently vested options.

                        SHARES ELIGIBLE FOR FUTURE SALE

  As of February 19, 1998, the Company had outstanding 52,237,889 shares of Common Stock, and the Offering will not affect the number of outstanding shares. All of the 4,100,000 shares sold in the Offering (4,500,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless acquired by "affiliates" of the Company.

  In addition to the 52,237,889 shares of Common Stock outstanding, 73,500 shares are subject to currently vested options held by certain executives of the Company. The acquisition of these shares is subject to a registration statement on Form S-8, and, consequently, these shares may be sold from time to time, subject to the volume limitation and other requirements of Rule 144 described below. In addition, of the 52,237,889 shares of Common Stock outstanding, 8,438,199 shares were acquired by existing stockholders without registration under the Securities Act in reliance upon an exemption from registration and are "restricted securities" for purposes of the Securities Act. These shares may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act, is available. Pursuant to Rule 144, such shares are eligible for sale, subject to the volume limitation and other requirements described below.

  In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) including an affiliate who has beneficially owned "restricted securities" for at least one year, and any affiliate of the Company who owns shares that are not restricted securities, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Common Stock (522,379 shares both before and after the Offering) or the average weekly trading volume in the Common Stock on the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the limitations described above.

  In connection with the Aladdin Merger, the former shareholders of Aladdin received 20,343,336 shares of Common Stock and executed a registration rights agreement (the "1994 Registration Rights Agreement") giving such shareholders various rights related to the registration of Common Stock owned by them while the 1994 Registration Rights Agreement is in effect. Pursuant to the 1994 Registration Rights Agreement the Company granted demand registration rights to the former shareholders of Aladdin. These demand registration rights permit the former shareholders of Aladdin holding securities having a market value of at least $25 million (or, if less, all remaining registrable securities then outstanding, so long as the market value of such remaining securities is at least $5 million) to require Mohawk to effect up to two registered offerings per year. The Offering will count as one of two underwritten offerings the former Aladdin shareholders may require Mohawk to effect within the 365-day period during which the Offering is effected. The Company will bear all the expenses incurred in this Offering, except that underwriting discounts and commissions and the fees and disbursements of counsel for the Selling Stockholder shall be paid by the Selling Stockholder. The Company has agreed, pursuant to the 1994 Registration Rights Agreement, to indemnify the Selling Stockholder against certain losses that may be incurred by the Selling Stockholder in connection with the Offering. The 1994 Registration Rights Agreement also grants incidental or "piggyback" registration rights to the former shareholders of Aladdin.

  Pursuant to a registration rights agreement (the "1992 Registration Rights Agreement") among the Company, Citicorp Investments, Inc. ("CII") (now known as 399 Venture Partners, Inc.) and certain members of the Company's management, CII has been granted certain demand registration rights. In addition, pursuant to the 1992 Registration Rights Agreement, CII and certain other members of management have incidental or "piggyback" registration rights with respect to certain offerings of shares of Common Stock. In connection with the Aladdin Merger, the 1992 Registration Rights Agreement was amended so that to the extent that any provision of the 1992 Registration Rights Agreement is inconsistent with the 1994 Registration Rights Agreement, the terms of the 1994 Registration Rights Agreement will control. CII and members of the Company's management have agreed to waive their registration rights in connection with the Offering.

                         DESCRIPTION OF CAPITAL STOCK

  The Company is authorized by its Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), to issue up to 75,060,000 shares of capital stock, consisting of (i) 75,000,000 shares of Common Stock and (ii) 60,000 shares of Preferred Stock, $.01 par value per share ("Preferred Stock") (none of which have been issued). The holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors, and the holders of such shares exclusively possess all voting power. The Certificate of Incorporation does not provide for cumulative voting for the election of directors. The holders of shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and are entitled to receive pro rata all assets of Mohawk available for distribution to such holders upon liquidation. No shares of Common Stock have any preemptive, redemption or conversion rights, or the benefits of any sinking fund. The Certificate of Incorporation authorizes the Board of Directors, without further stockholder approval, to issue Preferred Stock and to fix, with respect to any series of Preferred Stock, the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of Preferred Stock issued.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting
Agreement dated February    , 1998 (the "Underwriting Agreement"), the
underwriters named below (the "Underwriters") have severally but not jointly agreed to purchase from the Selling Stockholder the following respective numbers of shares of Common Stock:

                                                                      NUMBER OF
           UNDERWRITER                                                 SHARES
           -----------                                                ---------
   Credit Suisse First Boston Corporation............................
   Invemed Associates, Inc...........................................
                                                                      ---------
     Total........................................................... 4,100,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of the non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

  The Selling Stockholder has granted to the Underwriters an option, exercisable by Credit Suisse First Boston Corporation, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 400,000 additional shares at the public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

  The Company and the Selling Stockholder have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Underwriters, to certain dealers at
such price less a concession of $     per share, and the Underwriters and such
dealers may allow a discount of $    per share on sales to certain other
dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

  The Company, the Selling Stockholder, certain other major stockholders and the executive officers and directors of the Company have agreed that they will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or any shares of the Company that are substantially similar to the Common Stock, including but not limited to any securities convertible into or exchangeable or exercisable for any shares of the Company or enter into any swap or other arrangement that transfers any of the economic consequences of ownership of any shares of Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this Prospectus, except for the conversion or exchange of convertible or exchangeable securities outstanding on the date hereof or any Common Stock sold to the Company.

  The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

  Credit Suisse First Boston Corporation, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriter to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate-covering transaction to cover syndicate short positions. Such stabilizing transaction, syndicate-covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would be in the absence of such transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

  The Underwriters and certain of their affiliates have provided from time to time, and may provide in the future, various investment banking services for the Company and the Selling Stockholder, for which such Underwriters have received and may receive customary fees and commissions.

                         NOTICE TO CANADIAN RESIDENTS


RESALE RESTRICTIONS

  The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

  Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholder and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "--Resale Restrictions."

RIGHT OF ACTION FOR ONTARIO PURCHASERS

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

  All of the issuer's directors and officers as well as the experts and the Selling Stockholder named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

  A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

  Canadian purchasers of Common Stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by such purchasers under relevant Canadian legislation.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

  The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders, as defined below. For purposes of this discussion, the term "U.S. Holder" means a holder that for United States federal income tax purposes is an individual or entity that is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership, including any entity treated as a corporation or a partnership for U.S. Federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if both (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust, or (v) an entity otherwise subject to United States federal income tax on a net income basis in respect of its worldwide taxable income. A "Non-U.S. Holder" is any person or entity that is not a "U.S. Holder."

  This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to the Holders in light of their particular circumstances (including tax consequences applicable to financial institutions, insurance companies, tax-exempt organizations, securities dealers or pass-through entities) and does not address any tax consequences to the Holders arising under the laws of any state, local or foreign jurisdiction. This discussion also does not address any estate tax consequences to the U.S. Holders arising under any federal, state, local or foreign laws. Prospective Holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Common Stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

  Dividends, if any, paid to a Non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be provided by an income tax treaty between the United States and a foreign country if the Non-U.S. Holder is treated as a resident of such foreign country within the meaning of the applicable treaty, unless (i) the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and the Non-U.S. Holder provides the payor with proper documentation or (ii) if an income tax treaty applies, the dividends are attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Dividends that are effectively connected with the conduct of a trade or business within the United States and, if a tax treaty applies, are attributable to such a United States permanent establishment, are subject to United States federal income tax on a net income basis (that is, after allowance for applicable deductions) at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Dividends paid before January 1, 1999 to an address outside the United States will be presumed to be paid to a resident of the country of such address for purposes of the withholding tax rules discussed above (unless the payor has knowledge to the contrary) and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under newly issued Treasury regulations, in the case of dividends paid after December 31, 1998, a Non-U.S. Holder generally will be subject to United States back up withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, as described above, unless certain Internal Revenue Service ("IRS") certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain IRS documentary evidence procedures) are complied with. Further, in order to claim the benefit of an applicable tax treaty rate for dividends paid after December 31, 1998, a Non-U.S. Holder must comply with IRS certification requirements. Certain IRS certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption. The new regulations also provide special rules for dividend payments made to foreign intermediaries. U.S. or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both. Prospective investors should consult with their own tax advisers concerning the effect, if any, of the adoption of these new Treasury regulations on an investment in the Common Stock.

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) (a) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States, and (b) if a tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is a non-resident alien and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to tax pursuant to certain provisions of the Code applicable to United States expatriates or (iv) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period such Non-U.S. Holder held the Common Stock (the "applicable period"), and the Non-U.S. Holder owns at any time during the applicable period more than the five percent (5%) of the Common Stock. A corporation is generally treated as a U.S. real property holding corporation if the fair market value of its United States real property interests equals or exceeds fifty percent (50%) of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The Company is not, and does not anticipate becoming, a "U.S. real property holding corporation." Even if the Company were to become a U.S. real property holding corporation, any gain recognized by a Non-U.S. Holder, on the disposition of the Common Stock, still would not be subject to U.S. tax if the shares were considered to be "regularly traded" (as per the meaning of the applicable United States Treasury regulations) on an established securities market (e.g., New York Stock Exchange) and the Non-U.S. Holder did not own, actually, constructively, directly, or indirectly, at any time during the five year period ending on the date of the disposition, more than five percent (5%) of the Common Stock.

  If a Non-U.S. Holder who is an individual falls under clause (i) above, such individual generally will be taxed on the net gain derived from a sale of Common Stock under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident alien of the United States). Thus, individual Non-U.S. Holders who have spent (or expect to spend) more than a de minimis period of time in the United States in the taxable year in which they contemplate a sale of Common Stock are urged to consult their tax advisers prior to the sale as to the U.S. tax consequences of such sale.

  If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it generally will be taxed on its net gain under regular graduated United States federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits," within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

  Generally, the Company must report to the IRS the amount of any dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld with respect to such payments. A similar report is sent to the holders of the Common Stock. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may also make its reports available to tax authorities in the recipient's country of residence.

  Dividends paid to U.S. Holders may be subject to backup withholding at the rate of 31% unless such U.S. Holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
(b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

  Under United States Treasury regulations, the Company must report annually to the IRS and to each holder the amount of dividends paid on the Common Stock in each calendar year to such holder and the tax withheld, if any, with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

  United States backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply (i) to dividends paid to Non-U.S. Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding) or (ii) before January 1, 1999, to dividends paid to a Non-U.S. Holder at an address outside of the United States. However, under newly issued Treasury regulations, in the case of dividends paid after December 31, 1998, a Non-U.S. Holder generally will be subject to backup withholding at a 31% rate, unless certain IRS certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain IRS documentary evidence procedures) are complied with, directly or through an intermediary.

  Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required certain identifying information.

  Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock paid to or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the gross proceeds of a sale of Common Stock effected at a foreign office of a broker. Before January 1, 1999, however, if such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person, 50% or more of whose gross income for certain periods is derived from activities that are effectively connected with the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met or (ii) the beneficial owner otherwise establishes an exemption. Further after December 31, 1998, under the newly issued Treasury regulations referred to above, information reporting and backup withholding may apply to payments of the gross proceeds from the sale or redemption of Common Stock effected through foreign offices of brokers having any of a broader class of connections with the United States unless certain IRS certification requirements are complied with. Prospective investors should consult with their own tax advisers regarding these Treasury regulations, and in particular with respect to whether the use of a particular broker would subject the investor to these rules.

  Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

FEDERAL ESTATE TAX

  An individual Non-U.S. Holder who at the time of death is treated as the owner of, or has made certain lifetime transfers of, an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Estates of non-resident aliens are generally allowed a credit that is equivalent to an exclusion of $60,000 of assets from the estate for United States Federal estate tax purposes.

                                 LEGAL MATTERS

  The validity of the Common Stock will be passed upon for the Company by Alston & Bird LLP, Atlanta, Georgia. Certain legal matters in connection with the Offering will be passed upon for the Selling Stockholder by King & Spalding, Atlanta, Georgia, and for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company and its subsidiaries as of December 31, 1996, and 1995, and for each of the years in the three-year period ended December 31, 1996 and the related consolidated financial statement schedule have been incorporated by reference in the Registration Statement of which this Prospectus is a part in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as an expert in accounting and auditing.

-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UN-LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSE-QUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Incorporation of Certain Documents by Reference...........................    3
The Company...............................................................    4
Recent Developments.......................................................    6
The Selling Stockholder...................................................    7
Price Range of Common Stock and Dividend Policy...........................    7
Use of Proceeds...........................................................    8
Capitalization............................................................    8
Selected Financial Data...................................................    8
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   11
Principal and Selling Stockholders........................................   16
Shares Eligible for Future Sale...........................................   17
Description of Capital Stock..............................................   18
Underwriting..............................................................   19
Notice to Canadian Residents..............................................   20
Certain U.S. Federal Tax Considerations For Non-United States Holders.....   21
Legal Matters.............................................................   24
Experts...................................................................   24

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                     LOGO
                [Logo of Mohawk Industries, Inc. appears here]

                               4,100,000 Shares
                                 Common Stock
                               ($.01 par value)

                                  PROSPECTUS

                          CREDIT SUISSE FIRST BOSTON

                           INVEMED ASSOCIATES, INC.

-------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. The Registrant is paying all of these expenses in connection with the issuance and distribution of the securities, other than fees and disbursements of counsel for the Selling Stockholder.

      SEC registration fee............................................ $ 32,524
      NASD filing fee.................................................   11,525
      Accountants' fees and expenses..................................   20,000
      Legal fees and expenses.........................................   60,000
      Printing, materials and postage.................................   50,000
      Blue Sky fees and expenses......................................   10,000
      Transfer agent fee and expenses.................................    5,000
      Miscellaneous...................................................    5,000
                                                                       --------
          Total....................................................... $194,049
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article XII of the Amended and Restated Bylaws of the Registrant sets forth the extent to which the Registrant's directors and officers may be indemnified against liabilities they may incur while serving in such capacities. Such indemnification will be provided to the fullest extent allowed by the Delaware General Corporation Law, as amended from time to time. Under these indemnification provisions, the Registrant is required to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, (other than an action by or in the right of the Registrant) by reason of the fact that he is or was a director or officer of the Registrant or, being at the time a director or Board-elected officer of the Registrant, is or was serving at the request of the Registrant as a director, trustee, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, or other enterprise (all such persons, together with any officer or director, hereafter referred to as an "Agent"), against expenses (including attorneys'
fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Registrant is also required to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed judicial action or suit brought by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he was an Agent, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification will be required in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity of such expenses which the Court of Chancery or other such court shall deem proper. Notwithstanding the foregoing, to the extent that an Agent has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to herein or in defense of any claim, issue or matter therein, such Agent shall be indemnified against all expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Subject to certain conditions, the Registrant may also provide advancement of expenses incurred by an Agent in defending any action, suit or proceeding upon receipt of an undertaking by or on behalf of such Agent to repay such amount in the event that it is ultimately determined that such person is not entitled to indemnification under the Amended and Restated Bylaws of the Registrant.

  The Registrant's Restated Certificate of Incorporation, as amended, contains a provision which limits, to the fullest extent permitted by law, director liability for monetary damages for breaches of the duty of care or any other duty as a director.

  The Registrant maintains an insurance policy insuring the Registrant and directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 16. EXHIBITS.

  A. Exhibits (See exhibit index immediately preceding the exhibits for the page number where each exhibit can be found)

  EXHIBIT
   NUMBER                           DESCRIPTION OF EXHIBITS
  -------                           -----------------------
     1       -- Form of Underwriting Agreement among the Registrant, the
                Selling Stockholder, and Credit Suisse First Boston Corporation
                and Invemed Associates, Inc., as Underwriters.
   4.1*      -- See Article 4 of the Restated Certificate of Incorporation of
                the Registrant. (Incorporated herein by reference to Exhibit
                4.1 in the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996.)
   4.2*      -- See Articles 2, 6, and 9 of the Amended and Restated Bylaws of
                the Registrant. (Incorporated herein by reference to Exhibit
                4.2 in the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996.)
     5*      -- Opinion of Alston & Bird LLP, including consent.
  10.1*      -- Letter dated as of October 17, 1997 of the Sixth Modification to the Consolidated, Amended And Restated Note Agreement dated
                September 3, 1993 among Mohawk, Aladdin Manufacturing
                Corporation (f/k/a Mohawk Manufacturing Corporation and prior to that k/a Mohawk Carpet Corporation) and The Prudential
                Insurance Company of America.
  10.2*      -- Letter dated as of October 17, 1997 of the Fourth Modification to the Note Purchase Agreement dated as of September 16, 1994 for $100 million of Senior Notes due September 16, 2004 among
                Mohawk, Aladdin Manufacturing Corporation (f/k/a Mohawk
                Manufacturing Corporation and prior to that k/a Mohawk Carpet
                Corporation), The Prudential Insurance Company of America,
                Principal Mutual Life Insurance Company, John Hancock Mutual
                Life Insurance Company of America, Massachusetts Mutual Life
                Insurance Company, Alexander Hamilton Life Insurance Company of
                America and The Franklin Life Insurance Company.
  10.3*      -- Seventh Amendment Agreement dated as of October 17, 1997 for
                $85 million Senior Notes due September 1, 2005 among Mohawk,
                Aladdin Manufacturing Corporation (f/n/a Mohawk Manufacturing
                Corporation and prior to that k/a Mohawk Carpet Corporation),
                Mohawk Marketing, Inc., Mohawk Mills, Inc., Mohawk Carpet
                Corporation (f/n/a Mohawk Limited), John Hancock Mutual Life
                Insurance Company, John Hancock Variable Life Insurance
                Company, John Hancock Life Insurance Company of America,
                Principal Mutual Life Insurance Company, The Prudential
                Insurance Company of America and The Franklin Life Insurance
                Company.
  10.4*     --  Seventh Amendment Agreement dated as of October 17, 1997 for
                9.5% Senior Notes due April 1, 1998 among Mohawk, Aladdin
                Manufacturing Corporation (f/n/a Mohawk Manufacturing
                Corporation and prior to that k/a Mohawk Carpet Corporation),
                Mohawk Marketing, Inc., Mohawk Mills, Inc., Mohawk Carpet
                Corporation (f/n/a Mohawk Limited), Alexander Hamilton Life
                Insurance Company of America, Massachusetts Mutual Life
                Insurance Company, The Franklin Life Insurance Company and
                Principal Mutual Life Insurance Company.

  EXHIBIT
   NUMBER                          DESCRIPTION OF EXHIBITS
  -------                          -----------------------
  23(a)*     -- Consent of Alston & Bird LLP (contained in Exhibit 5).
  23(b)*     -- Consent of KPMG Peat Marwick LLP.
     24*     -- Power of Attorney (included on page II-4 of this Registration
                Statement).

--------
* Previously filed.

ITEM 17. UNDERTAKINGS.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (i) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calhoun, and State of Georgia, on February 23, 1998.

                                          MOHAWK INDUSTRIES, INC.

                                                             *
                                          By___________________________________
                                                       DAVID L. KOLB
                                                 CHAIRMAN OF THE BOARD AND
                                                  CHIEF EXECUTIVE OFFICER


                               POWER OF ATTORNEY

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 23, 1998.


             SIGNATURES                                TITLE
             ----------                                -----

                  *                    Chairman of the Board and Chief
-------------------------------------   Executive Officer (principal
            DAVID L. KOLB               executive officer)


         /s/ John D. Swift             Vice President-Finance and Chief
-------------------------------------   Financial Officer (principal
            JOHN D. SWIFT               financial and accounting officer)


                  *                    Director
-------------------------------------
             LEO BENATAR


                  *                    Director
-------------------------------------
         BRUCE C. BRUCKMANN


                  *                    Director
-------------------------------------
         ALAN S. LORBERBAUM


                  *                    Director, President and Chief
-------------------------------------   Operating Officer
        JEFFREY S. LORBERBAUM


                                       Director
-------------------------------------
          LARRY W. MCCURDY


                  *                    Director
-------------------------------------
        ROBERT N. POKELWALDT


*By:    /s/ John D. Swift
  ---------------------------------
            JOHN D. SWIFT
          ATTORNEY-IN-FACT